March 6, 2009

Mr. Lyn Shenk, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Dear Mr. Shenk:

RE:	Winnebago Industries, Inc. (the “Company”)

Form 10-K: For the Fiscal Year Ended August 30, 2008

Form 10-Q: For the Quarterly Period Ended November 29, 2008

Schedule 14A: For the Period Ended December 16, 2008

Commission File Number: 01-06403

On behalf of Winnebago Industries, Inc., I am writing in response to the letter from the United States Securities and Exchange Commission dated February 13, 2009, containing comments with respect to the above-referenced filings. For your convenience, we have reproduced each of the SEC staff's comments from their letter and our response below.

Form 10-K for the Year Ended August 30, 2008

Management's Discussion and Analysis, page 13

Critical Accounting Estimates, page 14

1.	(a)

Please disclose the significant judgments, assumptions, and uncertainties associated with your revenues and the loss reserve for repurchase commitments and the respective factors subject to estimation and variability.

(b)

Also include a discussion on this basis specific to your income taxes, particularly given the magnitude and effect such had on your net income for Fiscal 2008 and the variation in the components of the provision and effective rate between 2008 and 2007. For factors that are variable, disclose those most subject to change and the related sensitivity to change. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our Web Site at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

(c)

In regard to revenue recognition, we note your accounting policy is to accrue for estimated sales promotions and incentives as a reduction to revenues at the time of sale. We further note the disclosures in your latest Form 10-K and 10-Q of the impact that sales promotions and incentives have had on your pricing and associated amount of revenues. In connection with these, your disclosure should address the extent of estimation of such promotions and incentives and related impact on the amount of your revenues.

(d)

In regard to repurchase commitments, clarify the basis upon which the aggregate contingent liability is determined. For example, discuss how you determine the amount of the outstanding principal owed for units subject to repurchase agreements. In regard to this, clarify the basis upon which the outstanding principal is reduced for scheduled principal payments, that is, scheduled payments that have been actually made to the date of determination or scheduled payments to be made over the 12-month obligation period.

Please provide us with a copy of your intended revised disclosures.

Mr. Lyn Shenk

March 3, 2009

Response:

1.

To address Questions (a) and (d) above, we will include the following disclosure in our Critical Accounting Estimates in our second quarter 2009 Form 10-Q and future filings, as appropriate. Note that the underlined sections reflect additional or revised disclosure from our first quarter 2009 Form 10-Q disclosure.

Repurchase Commitments. It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with financial institutions that provide financing to their dealers. Our agreements generally provide that in the event of a default by a dealer in its obligation to these credit sources, we will repurchase vehicles sold to the dealer that have not been resold to retail customers. The agreements, which generally last 12 months, provide that our liability will be the lesser of remaining principal owed by the dealer or dealer invoice less periodic reductions based on the time since the date of the original invoice. Our liability cannot exceed 100 percent of the dealer invoice. In certain instances, we also repurchase inventory from our dealers due to state law or regulatory requirements that govern voluntary or involuntary relationship terminations. Our risk of loss is reduced by the potential resale value of any products that are subject to repurchase and is spread over numerous dealers and financial institutions. The aggregate contingent liability related to our repurchase agreements represents all financed dealer inventory at the period reporting date subject to a repurchase agreement, net of the greater of periodic reductions per the agreement or dealer principal payments.

Based on these repurchase commitments, we establish an associated loss reserve. This loss reserve is included in other accrued liabilities in the consolidated balance sheets. Repurchased sales are not recorded as a revenue transaction, but the net difference between the original repurchase price and the resale price will be recorded against the loss reserve, which is a deduction from gross revenue. There are two significant assumptions associated with establishing our loss reserve for repurchase commitments: (1) the percentage of dealer inventory that we will be required to repurchase as a result of defaults by the dealer, and (2) the loss that will be incurred, if any, when repurchased inventory is resold. Historically, losses under these agreements have not been material; however, given the decreased demand for recreational vehicles, we currently expect that repurchase activity will be higher than has historically been the case and it may be necessary to offer greater discounts in order to relocate such product to alternative dealers during current market conditions. To the extent that dealers are reducing their inventories, which they have been doing in recent months, our overall exposure to repurchase agreements is likewise reduced. The percentage of dealer inventory we estimate we will repurchase is based on historical information, current trends, and an analysis of dealer inventory aging for all dealers with inventory subject to this obligation. The estimated loss per repurchased unit is based primarily on recent history because until recently, we were generally able to sell repurchased units for minimal losses. In the past few quarters, we have incurred a significant increase in losses associated with repurchases due to the challenging motor home industry conditions. As a result, we have revised our underlying loss reserve estimate assumptions based on rapidly changing circumstances and significantly increased our repurchase loss reserve in the past few consecutive fiscal quarters to provide for potential future losses due to unfavorable experience. Further discussion of our repurchase commitments and related assumptions is included in Note 9 to the Consolidated Financial Statements.

Mr. Lyn Shenk

March 3, 2009

(b)

The components of our income tax provision/benefit are primarily computational based on the statutory tax rates other than the estimates related to unrecognized tax benefits. We will include the following disclosure in our Critical Accounting Estimates in our second quarter 2009 Form 10-Q and future filings, as appropriate, to include discussion of the significant judgments, assumptions, and uncertainties with our unrecognized tax benefits, given the magnitude and effect it had on our Fiscal 2008 net income [to address item (b)]. We further addressed the comparison between 2008 and 2007 in our response to Question 2.

Unrecognized Tax Benefits. We only recognize tax benefits for filing positions that are considered more likely than not of being sustained under audit by the relevant taxing authority, without regard to the likelihood of such an audit occurring. We record a liability for uncertain tax positions when it is more likely than not that our filed tax positions will not be sustained. We record deferred tax assets related to reserves for filing positions in a particular jurisdiction that would result in tax deductions in another tax jurisdiction if we were unable to sustain our filing position in an audit. Our income tax returns are periodically audited by various taxing authorities. These audits include questions regarding our tax filing positions, including the timing and the amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by the various taxing authorities. We continually assess our tax positions for all periods that are open to examination or have not been effectively settled based on the most current available information. We adjust our liability for unrecognized tax benefits and income tax provision in the period in which an uncertain tax position is effectively settled, the statute of limitations expires for the relevant taxing authority to examine the tax position, or when more information becomes available.

Our liability for unrecognized tax benefits contains uncertainties because we are required to make assumptions and apply judgment to estimate the exposure associated with our various filing positions. Our effective income tax rate is also affected by changes in tax law, the level of our earnings or losses, and the results of tax audits.

Although we believe that the judgments and estimates discussed herein are reasonable, actual results could differ, and we may be exposed to losses or realize gains that could be material. To the extent that we prevail in matters for which a liability has been established or are required to pay amounts in excess of our established liability, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement generally would require use of our cash and may result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement may be recognized as a reduction in our effective tax rate in the period of resolution.

(c)	We will include the following disclosure on sales promotions and incentives in our Critical Accounting Estimates in our second quarter 2009 Form 10-Q.

Sales Promotions and Incentives. We accrue for sales promotions and incentive expenses, which are recognized as a reduction to revenues, at the time of sale to the dealer or when the sales incentive is offered to the dealer or retail customer. Examples of sales promotions and incentive programs include dealer and consumer rebates, volume discounts, retail financing programs, and sales associate incentives. Sales promotion and incentive expenses are estimated based upon current program parameters, such as unit or retail volume, and historical rates. Actual results may differ from these estimates if market conditions dictate the need to enhance or reduce sales promotion and incentive programs or if the retail customer usage rate varies from historical trends. Historically, sales promotion and incentive expenses have been within our expectations and differences have not been material.

Mr. Lyn Shenk

March 3, 2009

As noted in the Company and Business Outlook section of both the Form 10-K and Form 10-Q, in recent quarters we have had to increase our discounts to meet competitive pricing and provide retail incentives to help dealers move inventory as a result of very challenging industry conditions. In Fiscal 2008, wholesale discounts and retail incentives increased 1.5 percent (as a percentage of revenues) over Fiscal 2007 due to increased promotional activity on lower revenues. This continued in our first quarter of 2009, as wholesale discounts and retail incentives were up 4.0 percent (as a percentage of revenues) as compared to the first quarter of 2008 due to increased promotional activity on much lower revenues, as market conditions continued to worsen during this quarter. We will include disclosures of this nature to the extent the level of promotion and incentive expenditures have material impact on the comparability of fiscal periods in our Management's Discussion and Analysis in future quarterly and annual filings.

Results of Operations

Fiscal 2008 Compared to Fiscal 2007

2.

Please include an analysis of the factors underlying the changes in the total amount of income tax expense and components thereof to accompany the table on page 16. For example, the reason for the difference in the effective tax rate between the two years is not adequately explained by Footnote 1.

In connection with this, explain why the amount of the tax benefit exceeds the loss and the basis for the amount of the benefit. This is not readily apparent from the components in the table and note to the financial statements referred to. For example, discuss the basis for and the related effects of unrecognized tax benefits in a prior period and settlements disclosed in the tax note on the amount of the benefit recognized for 2008.

Further, reconcile the components of the tax benefit for 2008 presented in the table here to the components of the provision in the table in the beginning of the tax note on page 36. For example, the amount attributed to settlement of uncertain tax positions here differs from the amount presented in the reconciliation of the unrecognized tax benefits table presented in the tax note on page 37.

Please provide us with a copy of your intended revised disclosure.

Response:

See the additional explanation included in the income tax table below, which will be included in the Results of Operations section in our Fiscal 2009 Form 10-K filing. Note that the underlined sections reflect additional or revised disclosure from our Fiscal 2008 Form 10-K disclosures to address your questions above.

Mr. Lyn Shenk

March 3, 2009

	August 30, 2008		August 25, 2007
(In thousands)	Amount	Effective Rate (%)	Amount	Effective Rate (%)
Tax (benefit) provision on current year operations(1)	$(3,345)	(61.5)	$ 19,845	32.3
Settlement of uncertain tax positions(2)	(4,149)	(76.3)	- - -	- - -
Other(3)	(731)	(13.4)	- - -	- - -
Total (benefit) provision for taxes	$(8,225)	(151.2)	$ 19,845	32.3

(1)

The effective tax benefit rate of 61.5 percent as compared to a 32.3 percent expense is primarily attributable to the Fiscal 2008 pre-tax loss of $5.4 million versus the Fiscal 2007 pre-tax income of $61.4 million. Included within the Fiscal 2008 pre-tax loss of $5.4 million was $4.3 million of financial income, which is primarily tax-free investment income from investments in municipal and student loan related securities and resulted in an increase to the tax benefit of $1.8 million and increased the effective tax benefit rate by 32.6 percent. In the prior year, tax-free investment income resulted in a tax benefit of $1.8 million (a 2.9 percent reduction in the effective tax rate).

(2)

An effective tax benefit rate of 76.3 percent was based on the favorable settlements of uncertain tax positions with various taxing jurisdictions. The original unrecognized tax benefit associated with these positions was $14.6 million, of which $8.0 million was paid in cash per the settlement. The balance of this reserve, net of the related deferred taxes, resulted in a $4.1 million increase in tax benefit.

(3)

Other primarily represents tax benefits associated with tax planning initiatives implemented during the year. These tax planning initiatives represented additional tax benefits associated with tax-free income from investments in Company-owned life insurance.

The Company supplementally advises the staff that the uncertain tax positions described in the preceding footnote (2) related to state income taxes. The related deferred tax assets were recorded due to the federal tax benefit that would be realized upon payment of these state income taxes. Further, our liability for uncertain tax positions is recorded based on the requirements of FIN 48 rather than on what we expect the ultimate settlement to be which can result in differences for certain tax jurisdictions. We believe our remaining liability as of the end of Fiscal 2008 and our 2009 first fiscal quarter adequately reflects the requirements of FIN 48.

Contractual Obligations and Commercial Commitments, page 19

3.

To the extent you can make reasonably reliable estimates of the amount and timing of cash settlement, please include in the table the liability for unrecognized tax benefits recognized pursuant to FIN 48. If you do not include such obligations in the table, disclose them in a note to the table along with the basis for exclusion.

Response:

We will include total unrecognized tax benefits in the Contractual Obligations table in our 2009 Form 10-K filing along with a footnote attached that explains we are not able at this time to reasonably estimate the timing of the payments or the amount by which the liability will increase or decrease over time.

Mr. Lyn Shenk

March 3, 2009

Notes to the Consolidated Financial Statements, page 28

Note 8. Income Taxes, page 36

4.

Please explain to us and disclose the nature and basis for the gross decreases in tax positions in a prior period and settlements indicated in the reconciliation of the balance of unrecognized tax benefits.

Response:

During Fiscal 2008, the Company negotiated and settled various open uncertain state income tax positions at an amount less than the $14.6 million liability associated with the position. As a result, $6.6 million of the $7.2 million "Gross decreases – tax positions in a prior period" represented the balance of the liability in excess of the settlement amount and thus released. The remaining reduction in this line item was related to uncertain tax positions that we determined no longer met the more-likely-than-not threshold due to the passage of time.

As indicated in Question 2, as these uncertain tax positions related to state income taxes, there were related deferred tax assets attributable to the position due to the federal tax benefit associated with payment of state income taxes. Therefore, when the settlement was recorded, the deferred tax asset associated with the position was eliminated as well. As a result, the $7.2 million reduction in unrecognized tax benefits resulted in a reduction of income tax expense of approximately $4.1 million.

Cash payments of $8.0 million associated with the settlement of these uncertain tax positions are reflected as "Settlements" in our Fiscal 2008 reconciliation of the balance of unrecognized tax positions.

We will include in our Fiscal 2009 Form 10-K filing the following language below the table of changes in unrecognized tax benefits related to Fiscal 2008:

Most significantly, during Fiscal 2008, there were favorable settlements of uncertain tax positions with various taxing jurisdictions. The original unrecognized tax benefit associated with these positions was $14.6 million, of which $8.0 million was paid in cash and is included in "Settlements." The $6.6 million balance of this reserve, inclusive of related deferred taxes, is included in "Gross decreases-tax positions in a prior period."

We will include in future Form 10-Q and Form 10-K filings additional disclosure, as required, on the nature and basis for significant changes in tax positions.

Item 9A. Disclosure Controls and Procedures, page 43

5.

Your disclosure here and in your latest Form 10-Q specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). That is, you did not also indicate the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and in future filings management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

Mr. Lyn Shenk

March 3, 2009

Response:

We do represent to you that the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. This additional language will be included in future Form 10-Q and 10-K filings.

Form 10-Q for the Quarterly Period Ended November 29, 2008

Management's Discussion and Analysis, page 11

Company Business and Outlook, page 11

6.

We note the severity of the declines in sales and revenues you have experienced in the latest fiscal and interim periods and disclosures concerning reduced levels of inventory willing to be carried by dealers, your greatly reduced levels of backlog, and the cited negative economic and credit market factors impacting your industry and specifically your business.

(a)

In this regard, please supplement the last paragraph of this section with your assessment of the effect of sales and revenues at current or reduced levels and associated lower level of cash flows on the company's overall operations and liquidity for the foreseeable future, should the negative economic and credit market factors continue for a prolonged period.

(b)	Discuss the company's ability to sustain operation costs, recover fixed assets, and maintain physical capacity at present levels and the period of time that it expects it can do so.
(c)	Additionally, discuss the effect of the circumstances on the timing of your evaluation of impairments pursuant to FAS 144.
(d)	Further, discuss what, if any, plans management may have should the present level of costs and operations not be sustainable.

Response:

6. (a) Maintaining liquidity and financial flexibility in these challenging times is a primary goal of management. In the first quarter, we improved our cash and short-term investment position by over $13.0 million despite a net loss of almost $10.0 million. Multiple steps were taken in our first fiscal quarter of 2009 to conserve capital and maintain liquidity as a result of the severity of the decline in our revenues due to extremely challenging market conditions:

1)

There were significant reductions in inventories in the first quarter of approximately $27.3 million (as disclosed in Operating Activities on page 15). We estimate that we have further opportunity to reduce inventory levels another $10.0 to $20.0 million during the remainder of Fiscal 2009 due to reduced production.

2)	We entered into a $25.0 million line of credit facility (as disclosed in our Analysis of Financial Condition, Liquidity and Resources on page 15). We have not yet borrowed on this facility.
3)

We suspended future cash dividend payments, starting in the second fiscal quarter of 2009 (as disclosed in Financing Activities on page 15). This suspension will result in cash availability of approximately $10.5 million for the remaining three quarters of Fiscal 2009.

Mr. Lyn Shenk

March 3, 2009

As of November 29, 2008, we had $34.2 million of cash and short-term investments as well as our $25.0 dollar credit facility. Also, in our second quarter of Fiscal 2009, we were able to borrow $9.1 million by pledging our auction rate securities and we filed our Fiscal 2008 federal tax return. Due to the carryback of our Fiscal 2008 taxable loss, we expect to receive a federal tax refund of approximately $5.8 million in our third quarter. This gives us liquidity of approximately $74.1 million which can be further supplemented by the inventory reductions noted above. When considering all of these factors, we expect to have sufficient levels of liquidity for at least the next 12-18 months even at the current depressed sales levels. We also are continuing to evaluate further cost reduction opportunities that might exist.

6. (b) We have taken significant actions to reduce our fixed costs in these challenging market conditions over the past 18 months. Through multiple wage-reduction related efforts, such as total headcount reductions of nearly 50%, elimination of the 2009 stock grant to key management and the board, elimination of bonuses, reduction of the 401k match, and a mandatory unpaid week off during the second fiscal quarter, wage-related expenses for Fiscal 2009 is planned to be $10.8 million less than Fiscal 2008. An additional $7.3 million of annual fixed costs have been eliminated from Fiscal 2009 through many other strategic actions, such as the closure of our Charles City manufacturing facility, cancellation of certain promotional events typically held, and reduced spending throughout the Company. We have the ability to sustain our current operational costs and maintain physical capacity at present levels for the foreseeable future (in excess of 12 months). Further cost reduction activities have been recently announced, including a reduction in all salaried compensation and an additional mandatory unpaid week off in our fourth fiscal quarter. Additional cost reduction activities will continue during these challenging market conditions.

6. (c) In regards to the timing of our evaluation of impairments pursuant to FAS 144: On June 2, 2008, in our fiscal fourth quarter, we announced that we would be idling the Charles City manufacturing facility and relocating all production to our Forest City facilities by the end of our fiscal year. As this action resulted in a significant adverse change in the extent and manner in which the Charles City manufacturing facility was being used, we recorded an impairment of $4.7 million in the fourth quarter. We also reviewed all of our long-lived depreciable assets for impairment at that same time, which typically occurs in the fourth quarter of each year, noting no additional impairment. During Fiscal 2009, we will periodically assess any change in circumstances that may present asset impairment indicators in accordance with FAS 144.

6. (d) Management is continuing to review additional fixed cost reductions in light of the challenging market conditions. Also, we are finalizing new products to be available to our dealer body in the spring, some of which are entirely unique to the motor home industry and could increase revenue and cash flows in the coming months as dealers order products for display. We also anticipate that once inventory in the dealer channel reaches equilibrium, as the level has been significantly reduced in the past four fiscal quarters, we will see an increase in wholesale orders and production.

As the market conditions continue to change rapidly, we will include all of the above disclosures regarding our liquidity position and ability to sustain costs of operation, updated as appropriate, in the Company and Business Outlook section in our prospective Form 10-Q and Form 10-K filings.

Mr. Lyn Shenk

March 3, 2009

Schedule 14A for the Period Ended December 16, 2008

Competitive Benchmarking, page 19

7.

We note that you have disclosed the benchmark companies comprising the Consultant Industry Group and the Proxy Industry Group. However, we also note the last full paragraph on page 19 and the spillover paragraph on pages 19-20. Your disclosure here is unclear as to whether you have also benchmarked to the General Consultant Data Base and to certain supplemental companies identified in Fiscal 2008. If you have benchmarked to these groups, please confirm that you will disclose the identity of these additional companies in future filings. If you have not, confirm that you will revise future filings to clarify.

Response:

We did not benchmark to the General Consultant Data Base, the Consultant Industry Group, or the Proxy Industry Group in Fiscal 2008; however, we did benchmark to the Consultant Industry Group and Proxy Industry Group in Fiscal 2007. We will revise future filings to clarify this point, as appropriate.

In connection with our responses to these comments, we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions concerning the responses contained in this letter, please call me at (641) 585-6865. You also may reach me via fax at (641) 585-6806 and e-mail at snielsen@winnebagoind.com.

Kind regards,

Sarah Nielsen

Vice President, Chief Financial Officer

cc:	Theresa Messinese

Mathew Spitzer